October 18, 2019

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Arco Platform Limited

Registration Statement on Form F-3, as amended
File No. 333-234215

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arco Platform Limited (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-234215) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on October 21, 2019, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

Arco Platform Limited

By:	/s/ David Peixoto dos Santos
	Name:	David Peixoto dos Santos
	Title:	Chief Financial Officer